The Great Restaurant Development Holdings Limited

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

July 19, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Nicolas Nalbantian

Re:	Great Restaurant Development Holdings Ltd Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted December 29, 2023 CIK No. 0001990643

Dear Mr. Nalbantian:

On behalf of The Great Restaurant Development Holdings Limited (the “Company”), we submit this letter in response to the comment letter dated January 10, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 4 to Draft Registration Statement on Form F-1 submitted on December 29, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, the Amendment No. 5 to Registration Statement on Form F-1 (“Amendment No. 5”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Amendment No. 4.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 4.

Amendment No. 4 to Draft Registration Statement on Form F-1, Submitted December 29, 2023

Index to Consolidated Financial Statements, page F-1

1.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the audited financial statements to include those of the fiscal year ended December 31, 2023 in Amendment No. 5.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Siu Ming Law
Siu Ming Law
Chief Executive Officer